

Sit Mutual Funds

Global Investment Outlook & Strategy Update
Executive Summary
July 9, 2020

The S&P 500 Index ended 2Q20 at a level of 3,100, rallying ~39 percent off its late-March low of 2,237 and placing it within striking distance of topping its mid-February high of 3,386. The strong gains came on the heels of the Index's quickest ever -30 percent correction (22 days). The equally sharp stock market rebound has been driven by massive global stimulus, credit market stabilization, promise of a coronavirus vaccine, signs containment efforts were reducing the rate of new infections, short covering, asset rotation, and anticipation of better corporate earnings.

The S&P 500 is now trading at roughly 18 times calendar 2021 projected earnings, below its mid-February pre-COVID next twelve month's peak of 19.4 times. While not cheap, we believe the recent rebound has brought the S&P 500 Index closer to fair value, as opposed to implying a bubble – particularly when record low interest rates, benign inflation, and elevated equity risk premiums are considered. Further earnings multiple expansion for the overall market is not our base case. Instead, earnings growth (and upward surprises) will be the primary driver of equity gains going forward.

Investor sentiment has swung wildly from euphoria in February, to panic in March, and now back to euphoria. As a result, equity markets are vulnerable to a near-term consolidation on disappointments. A continued surge in new coronavirus cases is likely the largest risk to the V-shaped economic recovery that equity investors appear to be, at least partially, discounting.

Click here to download our most recent Global Investment Outlook and Strategy paper. If you'd like to receive this via email or snail mail each quarter, just drop one of us a note.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Disclosure

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com